

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2019

George Makris, Jr.
Chairman and Chief Executive Officer
Simmons First National Corporation
501 Main Street
Pine Bluff, AR 71601

   Re: Simmons First National Corporation
     Registration Statement on Form S-4
     Filed August 30, 2019
     File No. 333-233559

Dear Mr. Makris:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Financial Services